Mail Stop 4561

November 8, 2007

VIA USMAIL and FAX (954) 252 - 3442

Mr. Gerry McClinton
Chief Operating Officer
CHDT Corporation
350 Jim Moran Boulevard, Suite 120
Deerfield Beach, Florida 33442

      Re: **CHDT Corporation**
               Form 10-KSB for the year ended 12/31/2006
               Filed on 4/17/2007
               File No. 000-28831

Dear Mr. Gerry McClinton:

      We have reviewed your response letter dated October 26, 2007 and have the following additional comments. Where indicated, we think you should revise your documents in response to these comments.   If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Provide to us the information requested if indicated and please be as detailed as necessary in your explanation.

FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2006

General

1.   We will review your amended 10-KSB for compliance with comments one and two.

Financial Statements and Notes

Note 9 – Business Acquisition and Disposals

Capstone Industries, pages F-26 – F-27

2.   We have read your response to comment three.   We continue to believe your retail contract agreements with mass market retailers give rise to contractual rights.   Based upon the guidance of paragraph 39 and A20 of SFAS 141 as well as EITF 02-17, the value of these agreements and the related customer relationships should be recognized as

an intangible asset apart from goodwill.   In addition, you state that these agreements have no value.   It is not clear from your response and disclosures how you determined this.   Please refer to paragraph 36 of SFAS 141 for guidance on sources of relevant information for aid in determining the estimated fair values of assets acquired.   Please revise the financial statements appropriately to separately recognize these intangible assets.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Wilson K. Lee, at (202) 551-3468 or me, at (202) 551-3498 if you have questions.

Sincerely,

Linda Van Doorn
Senior Assistant Chief Accountant